                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE TO-I/A
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              EMERITUS CORPORATION
                       (Name of Subject Company (Issuer))

                              EMERITUS CORPORATION
                      (Names of Filing Persons (Offerors))

       OPTIONS UNDER EMERITUS CORPORATION AMENDED AND RESTATED 1995 STOCK INCENTIVE PLAN TO PURCHASE COMMON STOCK, PAR VALUE $.0001 PER SHARE, HELD
                                BY OPTION HOLDERS
                         (Title of Class of Securities)

                                   291005-10-6
                      (CUSIP Number of Class of Securities)
                               (Underlying Class)

                              RAYMOND R. BRANDSTROM
               VICE PRESIDENT, FINANCE AND CHIEF FINANCIAL OFFICER
                              EMERITUS CORPORATION
                         3131 ELLIOTT AVENUE, SUITE 500
                            SEATTLE, WASHINGTON 98121
                                 (206) 298-2909
           (Name, Address and Telephone Number of Person Authorized to
         Receive Notice and Communications on Behalf of Filing Persons)


                                    COPY TO:
                                  J. SUE MORGAN
                                PERKINS COIE LLP
                          1201 THIRD AVENUE, 48TH FLOOR
                            SEATTLE, WASHINGTON 98101
                                 (206) 583-8888

                                  MAY 29, 2001

                            CALCULATION OF FILING FEE

              TRANSACTION VALUATION*                AMOUNT OF FILING FEE
              $23,629                               $4.73

      * For purposes of calculating the amount of filing fee only. The amount assumes options to purchase 1,195,083 shares of common stock, par value $.0001 per share of Emeritus Corporation, having an aggregate value of $23,629 as of March 31, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option-pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

      [X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

            Amount Previously Paid: $4.73         Form or Registration No.: TO-I

            Filing Party: Emeritus Corporation    Date Filed: May 9, 2001

      [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      [ ]   third-party tender offer subject to Rule 14d-1.

      [X]   issuer tender-offer subject to Rule 13e-4.

      [ ]   going private transaction subject to Rule 13e-3.

      [ ]   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

      This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed May 9, 2001 (the "Schedule TO") relating to the offer by Emeritus Corporation (the "Company") to exchange all options held by current employees of the Company or its subsidiaries which are outstanding under the Company's Amended and Restated 1995 Stock Incentive Plan ("Stock Incentive Plan") to purchase shares of our common stock, par value $.0001, for new options that will be granted under the Stock Incentive Plan, upon the terms and subject to the conditions in the Offer to Exchange and the related Election Form, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Exchange and the related Election Form is incorporated herein by reference with respect to Items 1-8 of this Schedule TO-I/A, except as noted below.



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

ITEMS 1-8.

      Items 1 through 8 of the Schedule TO, which incorporate by reference the information contained in the Offer to Exchange, are hearby amended as follows:

(a) Section 6 of the Offer to Exchange ("Conditions of the Offer") is hereby amended by deleting the last paragraph and replacing it with the following paragraph:

      "The conditions to the offer are for our sole benefit, and we may assert them before the expiration date regardless of the circumstances giving rise to any such condition. However, we may waive these conditions and our right to assert them in whole or in part at any time and from time to time in our sole discretion. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such right; the waiver of any such right shall not be deemed a waiver of any other right; and each such right shall be deemed an ongoing right that may be asserted or waived at any time before the expiration date."

(b) Section 10 of the Offer to Exchange ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is hereby amended to add the following paragraph immediately after the table on page 16:

      "In April 2001, Daniel R. Baty, chairman of the board of directors and chief executive officer, purchased common stock in the open market as set forth in the following table:

      # SHARES       PRICE     COMMISSION     NET AMOUNT     TRADE DATE
      --------       -----     ----------     ----------     ----------
          1190     $0.9900        $ 40.70     $ 1,218.80     04/06/2001
         50000      0.8700         460.00      43,960.00     04/09/2001
         10000      1.0245         135.00      10,380.00     04/10/2001
          1000      1.1500          70.00       1,220.00     04/19/2001
          2000      1.1500          70.00       2,370.00     04/20/2001
           200      1.2400          60.00         308.00     04/27/2001
          1000      1.2400          70.00       1,310.00     04/27/2001
                                                    0.00
                                                    0.00
                                                    0.00
                                                    0.00
                                                    0.00
      --------                 ----------     ----------
        65,390                         --      59,548.00
      ========                 ==========     ==========

      On April 12, 2001, Raymond R. Brandstrom, vice president, finance, chief financial officer, secretary and one of our directors, purchased 1000 shares of our common stock on the open market at a price of $0.80 per share.

(c) Section 17 ("Forward-Looking Statements; Miscellaneous) of the Offer to Exchange is hereby amended by deleting the first paragraph and replacing it with the following paragraph:

      "This offer to exchange and our SEC reports referred to above include forward-looking statements. Forward-looking statements made in connection with the offer do not fall within the safe harbor in the Private Securities Litigation Reform Act of 1995. These forward-looking statements



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

involve risks and uncertainties that include, among others, interest rate fluctuations, our ability to obtain adequate debt and equity financing, the demand, pricing, competition, construction, licensing, permitting, construction delays on new developments, contractual and licensure, and other delays on the disposition, transition or restructuring of currently or previously owned, leased or managed communities in our portfolio, and our ability to continue managing our costs and cash flow while maintaining high occupancy rates and market rate assisted living charges in our assisted living communities. We have attempted to identify, in context, certain of the factors that we currently believe may cause actual future experience and results to differ from our current expectations regarding the relevant matter or subject area. These and other risks and uncertainties that potentially could affect our financial results are detailed in our reports filed with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2000 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

(d) The Election Form is hereby amended to delete any representation that the option holder has read or reviewed the Offer to Exchange or the Election Form. Specifically, the phrase "and carefully reviewed" is hereby deleted from the first paragraph on page 1, and the first sentence of the second full paragraph on page 2 is hereby deleted and replaced with the following sentence, which shall be effective for all elections whether made before or after the date of this Schedule TO-I/A:

      "I acknowledge and agree that I was provided with a copy of the offer to exchange dated May 9, 2001 and that the terms of the offer to exchange and this Election Form constitute the entire agreement between Emeritus and me regarding the offer."

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

      Not applicable.

ITEM 10. FINANCIAL INFORMATION.

      Item 10 of the Schedule TO is hereby amended to read as follows:

      "The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Emeritus Corporation"), Section 16 ("Additional Information"), Section 17 ("Forward Looking Statements; Miscellaneous") and the financial information included in the Company's Annual Report on Form 10-K for the fiscal year ended December 1, 2000, as amended, particularly pages 25 through 33 and F-1 through F-23, and the Company's Quarterly Report on form 10-Q for the quarter ended March 31, 2001, particularly pages 1 through 6 is incorporated herein by reference."

ITEM 12.       EXHIBITS.
(a)(1)(A)*     Offer to Exchange dated May 9, 2001.

(a)(1)(B)*     Form of Election Form.

(a)(1)(C)*     Form of Letter to Eligible Option Holders Regarding Offer.

(a)(1)(D)* Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options.


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

(b)            Not applicable.

(d)(1)*        Emeritus Corporation Amended and Restated 1995 Stock Incentive
               Plan.

(d)(2)*        Form of Incentive Stock Option Letter Agreement pursuant to
               Emeritus Corporation Amended and Restated 1995 Stock Incentive
               Plan.

(d)(3)*        Form of Nonqualified Stock Option Letter Agreement pursuant to
               Emeritus Corporation 1995 Stock Incentive Plan.

(d)(4)**       Preferred Stock Purchase Agreement (including Designation of
               Rights and Preferences of Series A Convertible Exchangeable
               Redeemable Preferred Stock of Emeritus Corporation Agreement,
               Registration of Rights Agreement and Shareholders Agreement) dated October 24, 1997, between the registrant ("Seller") and Merit Partners, LLC ("Purchaser"), incorporated by reference to
               Exhibit 4.1, filed with the Company's Third Quarter Report on
               Form 10-Q (File No. 1-14012) on November 14, 1997.

(d)(5)**       Series B Preferred Stock Purchase Agreement dated as of December
               10, 1999, between Emeritus Corporation and Saratoga Partners IV,
               L.P., incorporated by reference to Exhibit 4.1, filed with the Company's Form 8-K (File No. 1-14012) on January 14, 2000.

(d)(6)**       Designation of Rights and Preferences of Series B Convertible
               Preferred Stock as filed with the Secretary of State of Washington on December 29, 1999, incorporated by reference to
               Exhibit 4.2, filed with the Company's Form 8-K (File No. 1-14012) on January 14, 2000.

(d)(7)**       Shareholders Agreement dated as of December 30, 1999, among
               Emeritus Corporation, Daniel R. Baty, B.F., Limited Partnership and Saratoga Partners IV, L.P., incorporated by reference to
               Exhibit 4.3, filed with the Company's Form 8-K (File No. 1-14012) on January 14, 2000.

(d)(8)** Registration Rights Agreement dated as of December 30, 1999, between Emeritus Corporation and Saratoga Partners IV, L.P., incorporated by reference to Exhibit 4.4, filed with the Company's Form 8-K (File No. 1-14012) on January 14, 2000.

(d)(9)**       Investment Agreement dated as of December 30, 1999, among
               Emeritus Corporation, Daniel R. Baty, B.F., Limited Partnership and Saratoga Partners IV, L.P., Saratoga Partners IV, L.P. and
               Saratoga Management Company LLC, incorporated by reference to
               Exhibit 4.5, filed with the Company's Form 8-K (File No. 1-14012) on January 14, 2000.

(g)            Not applicable.

(h)            Not applicable.

*  Previously filed on Schedule TO-I, dated May 9, 2001.
** Incorporated by reference to previously filed documents.



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

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

      Not applicable.



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

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 29, 2001

                              EMERITUS CORPORATION



                                          By:  /s/ Daniel R. Baty
                                             ----------------------------------
                                               Daniel R. Baty
                                               Chairman and Chief Executive
                                               Officer



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

                                  EXHIBIT INDEX

ITEM 12.       EXHIBITS.
(a)(1)(A)*     Offer to Exchange dated May 9, 2001.

(a)(1)(B)*     Form of Election Form.

(a)(1)(C)*     Form of Letter to Eligible Option Holders Regarding Offer.

(a)(1)(D)* Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options.

(d)(1)*        Emeritus Corporation Amended and Restated 1995 Stock Incentive
               Plan.

(d)(2)*        Form of Incentive Stock Option Letter Agreement pursuant to
               Emeritus Corporation Amended and Restated 1995 Stock Incentive
               Plan.

(d)(3)*        Form of Nonqualified Stock Option Letter Agreement pursuant to
               Emeritus Corporation 1995 Stock Incentive Plan.

(d)(4)**       Preferred Stock Purchase Agreement (including Designation of
               Rights and Preferences of Series A Convertible Exchangeable
               Redeemable Preferred Stock of Emeritus Corporation Agreement,
               Registration of Rights Agreement and Shareholders Agreement) dated October 24, 1997, between the registrant ("Seller") and Merit Partners, LLC ("Purchaser"), incorporated by reference to
               Exhibit 4.1, filed with the Company's Third Quarter Report on
               Form 10-Q (File No. 1-14012) on November 14, 1997.

(d)(5)**       Series B Preferred Stock Purchase Agreement dated as of December
               10, 1999, between Emeritus Corporation and Saratoga Partners IV,
               L.P., incorporated by reference to Exhibit 4.1, filed with the Company's Form 8-K (File No. 1-14012) on January 14, 2000.

(d)(6)**       Designation of Rights and Preferences of Series B Convertible
               Preferred Stock as filed with the Secretary of State of Washington on December 29, 1999, incorporated by reference to
               Exhibit 4.2, filed with the Company's Form 8-K (File No. 1-14012) on January 14, 2000.

(d)(7)**       Shareholders Agreement dated as of December 30, 1999, among
               Emeritus Corporation, Daniel R. Baty, B.F., Limited Partnership and Saratoga Partners IV, L.P., incorporated by reference to
               Exhibit 4.3, filed with the Company's Form 8-K (File No. 1-14012) on January 14, 2000.

(d)(8)** Registration Rights Agreement dated as of December 30, 1999, between Emeritus Corporation and Saratoga Partners IV, L.P., incorporated by reference to Exhibit 4.4, filed with the Company's Form 8-K (File No. 1-14012) on January 14, 2000.

(d)(9)**       Investment Agreement dated as of December 30, 1999, among
               Emeritus Corporation, Daniel R. Baty, B.F., Limited Partnership and Saratoga Partners IV, L.P., Saratoga Partners IV, L.P. and
               Saratoga Management Company LLC., incorporated by reference to
               Exhibit 4.5, filed with the Company's Form 8-K (File No. 1-14012) on January 14, 2000.

*  Previously filed on Schedule TO-I, dated May 9, 2001.
** Incorporated by reference to previously filed documents.



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